475 Half Day Road, Suite 500 Lincolnshire, IL 60069 T: +1 847 634 6700 F: +1 847 913 8766 www.zebra.com

VIA EDGAR

September 28, 2011

Ms. Lynn Dicker, Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zebra Technologies Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 24, 2011
Form 10-Q for the Quarter Ended July 2, 2011
File No. 0-19406

Dear Ms. Dicker:

On behalf of Zebra Technologies Corporation (“Zebra”), set forth below are responses to your letter of comment dated September 19, 2011 (the “Letter”) relating to the above-referenced Forms 10-K and 10-Q. The comments and headings from the Letter are repeated below (comments are in italics), and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter.

Form 10-K for the Year Ended December 31, 2010

Results of Operations: Year Ended December 31, 2010 versus Year Ended December 31, 2009, page 28

Income Taxes, page 32

1.	Please review future filings to explain the reason why intercompany profit in ending inventory reduced your effective tax rate.

September 28, 2011

Response:

In future filings we will revise our footnote and MD&A disclosures to explain the reason why intercompany profit in ending inventory reduced our effective tax rate. The adjustment to income taxes resulted from prior year errors which were corrected in the period they were identified in 2010 and are not material.

The revised disclosure will be as follows:

Zebra’s effective tax rate for the first quarter of 2010 included a $2,764,000 reduction of income taxes related to improperly accounting for the tax impact on intercompany profit generated from intercompany sales in prior years. This adjustment reduced our effective rate for the first nine months of 2010 by approximately 2.6%.

Liquidity and Capital Resources, page 48

2.	Please note your disclosure in Note 17 on page F-29 that no U.S. deferred taxes have been provided on the undistributed non-U.S. subsidiary earnings as they are considered to be permanently invested. Please provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the ability to fund domestic operations or that may be relevant to your financial flexibility. In this regard, if material, disclose the amount of cash held in your foreign subsidiaries that may not be available for use in the U.S. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response:

In response to SEC Interpretive Release 33-9144 “Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management’s Discussion and Analysis,” we will add the following MD&A disclosure to our Form 10-K for 2011. We will also include such disclosure in the Liquidity and Capital Resources section of MD&A in each of our quarterly filings on Form 10-Q:

Zebra earns a significant amount of our operating income outside the U.S., which is deemed to be permanently reinvested in foreign jurisdictions. Zebra does not currently foresee a need to repatriate funds, however, should Zebra require more capital in the U.S. than is generated by our operations locally, Zebra could elect to repatriate funds held in foreign jurisdictions or raise capital in the U.S. through debt or equity issuances. These alternatives could result in higher effective tax rates or increased interest expense.

September 28, 2011

In addition to the disclosure noted above, in future filings Zebra will provide a disclosure in the notes to the annual financial statements of the amount of cash held in its foreign subsidiaries that may not be available for use in the U.S. if the amounts are material.

Notes to Consolidated Financial Statements, page F-8

Note 9 – Costs Associated with Exit or Disposal Activities, page F-20

3.	Please expand your disclosures in future filings to include information regarding the general nature of the risks associated with the concentration of your thermal printer manufacturing with one supplier. Refer to Section 275-10-50 of the FASB Accounting Standards Codification.

Response:

In response to your question on Zebra’s 2010 Form 10-K related to risks associated with the concentration of Zebra’s thermal printer manufacturing with one supplier, we refer you to page 14, Item 1A Risk Factors included in Zebra’s 2010 Form 10-K. We will also include the verbiage in bold below to the Notes to Consolidated Financial Statements in Note 2 Summary of Significant Accounting Policies – Concentration Risks, in our 2011 Form 10-K. The first risk factor reads as follows:

Final assembly of our thermal printers is performed by Jabil Circuit, a third-party electronics manufacturer. We are now dependent on Jabil for the manufacture of such printers. A failure by Jabil to provide manufacturing services to Zebra as Zebra now requires, or any disruption in such manufacturing services, may adversely affect Zebra’s business results. Because we rely on a third-party provider such as Jabil to manufacture its products, Zebra may incur increased business continuity risks.

Zebra is no longer able to exercise direct control over the assembly or related operations of its thermal printers Jabil produces. If Jabil experiences business difficulties or fails to meet Zebra’s manufacturing needs, then Zebra may be unable to satisfy customer product demands, lose sales and be unable to maintain customer relationships. Longer production lead times may result in shortages of certain products and inadequate inventories during periods of unanticipated higher demand. Without Jabil’s continuing manufacture of Zebra’s products, Zebra will have no other means of final assembly of its thermal printers until Zebra is able to secure the manufacturing capability at another facility or develop an alternative manufacturing facility. This transition could be costly and time consuming.

September 28, 2011

Although Zebra carries business interruption insurance to cover lost sales and profits in an amount it considers adequate, in the event of supply disruption, this insurance does not cover all possible situations. In addition, the business interruption insurance would not compensate Zebra for the loss of opportunity and potential adverse impact, both short term and long term, on relations with our existing customers.

A third-party provider such as Jabil will have access to Zebra’s intellectual property, which increases the risk of infringement or misappropriation of this intellectual property.

Note 15 – Equity-Based Compensation, page F-26

4.	In future filings, please disclose how you measure and account for the compensation cost related to your restricted stock awards.

Response:

Beginning with our third quarter 2011 Form 10-Q, we will disclose how we measure and account for the compensation costs related to restricted stock awards. The disclosure added will be as follows:

Zebra’s restricted stock awards are expensed over the vesting period of the related award, typically three to five years. Compensation cost is calculated as the market date fair value on the grant date multiplied by the number of shares granted.

Note 19 – Segment and Geographic Data, page F-32

5.	Please disclose the amount of revenue from any individual foreign countries that are material in your future filings. Refer to paragraph 280-10-50-41 of the FASB Accounting Standards Codification.

Response:

Zebra will disclose the amount of revenue from any individual foreign countries that are material. Zebra considers net sales of 10% or greater to be material. The foreign countries subject to this disclosure for the year ended December 31, 2010 are the United Kingdom (34.0%) and Singapore (11.8%). We will add a table to our geographic region information effective with our next Form 10-K for the year ended December 31, 2011.

September 28, 2011

Form 10-Q for the Quarter ended July 2, 2011

Notes to Consolidated Financial Statements, page 6

Note 6 – Goodwill and Other Intangible Assets, page 10

6.	Please tell us how you determined that the allocation of goodwill between reporting units should be based on relative fair values. Refer to paragraphs 350-20-35-51 through -57 of the FASB Accounting Standards Codification.

Response:

We note that the disclosure related to the allocation of goodwill between reporting units may be confusing. Zebra allocated goodwill to reporting units (businesses) within one of Zebra’s former segments and not between the former segments. We will make a revision (changes underlined) to this disclosure in future filings. The revised disclosure is summarized as follows:

During the first quarter of 2011, we announced an agreement to sell Navis and our decision to divest certain other operations, which constituted a portion, but not all, of our Zebra Enterprise Solutions (ZES) segment, which was also deemed to be the reporting unit for goodwill impairment testing purposes. As a result of our decision to sell Navis, goodwill attributable to the ZES segment was allocated to the three businesses that constituted the prior reporting unit based on the relative fair value of those businesses. Goodwill was allocated between continuing operations ($9,114,000) and discontinued operations ($72,795,000) based on the relative fair value of each of the businesses. The goodwill allocated above to continuing operations was tested for impairment, and we determined that our goodwill related to this reporting unit was not impaired.

Zebra acknowledges the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in its financial statement filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 28, 2011

If you have any questions regarding the above responses, please contact me directly at 847-793-2664.

Sincerely,

Michael C. Smiley Chief Financial Officer

cc:	Mr. Kevin L. Vaughn, Securities Exchange Commission
Mr. Gary Newberry, Securities Exchange Commission
Mr. Michael Smith, Chairman, Zebra Technologies
Mr. Anders Gustafsson, Chief Executive Officer, Zebra Technologies
Mr. Jim Kaput, General Counsel, Zebra Technologies
Mr. Todd Naughton, VP. Finance/Chief Accounting Officer, Zebra Technologies